02021853

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 1 8 2002 363 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina (212) 409-2450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladenburg Thalmann & Co. Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc.

JOAN D. LEVINE
Notary Public, State of New York
No. 31-6284425
Qualified in New York County
Commission Expires 8/31/04

Notary Public

Signature
Executive Vice President &
Chief Financial Officer
Title

Chairman &
Chief Executive Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of Ladenburg Thalmann & Co. Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Ladenburg Thalmann & Co. Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of net capital under Rule 17a-3(a)(11);

2. Making periodic computations of minimum financial requirements pursuant to Regulations 1.17

3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

3. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, the National Association of Securities Dealer, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 13, 2002

Ladenburg Thalmann & Co. Inc. and Subsidiaries

(a wholly owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)
Consolidated Statement of Financial Condition
As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Ladenburg Thalman & Co. Inc.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Ladenburg Thalmann and Co. Inc. and its subsidiaries (the "Company"), at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 13, 2002

Ladenburg Thalmann & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 2,380,079
Securities owned (see note 3)	17,424,251
Due from clearing brokers	27,819,641
Due from Parent and affiliates	4,226,443
Exchange memberships owned, at acquisition cost (market value: $3,370,750)	1,504,625
Furniture, equipment and leasehold improvements, net of accumulated depreciation	9,957,670
Deferred tax asset	3,271,000
Restricted assets	2,610,487
Other assets	8,016,512
Total assets	$ 77,210,708
Liabilities and Stockholder's Equity	
Securities sold, but not yet purchased, at market value	$ 12,404,252
Accrued compensation	11,077,503
Accrued expenses and other liabilities	6,812,652
Deferred rent credit	7,188,689
Payable to affiliate	41,186
	37,524,282
Subordinated borrowing	2,500,000
Stockholder's equity	
Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding	56,000
Capital in excess of par value	54,934,883
Accumulated deficit	(17,804,457)
	37,186,426
Total liabilities and stockholder's equity	$77,210,708

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Business

Ladenburg Thalmann & Co. Inc. (the "Company"), is a registered broker and dealer in securities that clears its customer transactions through its correspondent clearing brokers on a fully disclosed basis.

The Company was a subsidiary of Ladenburg Thalmann Group Inc. ("LTGI"), whose parent is New Valley Corporation ("New Valley"). On February 9, 2001, New Valley and GBI Capital Management Corp. ("GBICM") entered into a definitive agreement under which New Valley acquired a controlling interest in GBICM and its operating subsidiary, GBI Capital Partners ("GBICP"), a full-service securities and trading firm. Upon completion of these transactions, New Valley owned approximately 50.1% of the outstanding shares of GBICM, which was renamed Ladenburg Thalmann Financial Services Inc. ("LTS"). On December 20, 2001, New Valley completed the distribution to its shareholders of all the shares of the LTS common stock that it held. The Company and GBICP operated as two separate wholly-owned subsidiaries of LTS. Subsequently, GBICP changed its name to Ladenburg Capital Management Inc. ("LCM"). On October 1, 2001 LTS contributed the net assets of LCM to the Company. The Company engages in various businesses of a broker-dealer including principal and agency trading and investment banking and underwriting activities.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The operations of LCM only reflect the period subsequent to its May 7, 2001 acquisition by LTS. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company's other subsidiaries primarily provide asset management services.

2. Summary of Significant Accounting Policies

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales prices of the year. Futures contracts are valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. The carrying values of all other financial instruments approximate their fair values due to the relatively short term nature of these instruments.

The Company and its subsidiaries are included in the consolidated federal income tax return filed by New Valley through May 7, 2001 and by LTS commencing with May 8, 2001. According to the tax sharing agreement with LTGI and LTS, federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from LTGI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

3. Securities Owned and Securities Sold, But Not Yet Purchased

The components of securities owned and securities sold, but not yet purchased as of December 31, 2001 are as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
Common stock and warrants	$ 15,735,122	$ 12,208,277
Equity and index options	10,325	-
Government and government agency bonds	99,603	85
Municipal obligations	1,700	-
Corporate bonds	1,577,501	195,890
	$ 17,424,251	$ 12,404,252

Most of the securities owned are deposited with the Company's clearing brokers and, pursuant to the agreements, the securities may be sold or re-hypothecated by the clearing brokers.

4. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2001, the Company had net capital of $2,741,507 which was $1,741,507 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

5. Financial Instruments

In the normal course of its business, the Company enters into transactions in financial instruments with off-balance sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

Financial futures contracts provide for the delayed delivery of a financial instrument with the seller agreeing to make delivery at a specified future date, at a specified price. These futures contracts involve elements of market risk which may exceed the amounts recognized in the consolidated statement of financial condition. Risk arises from changes in the values of the underlying financial instruments or indices.

Equity index options give the holder the right to buy or sell a specified number of units of a stock market index, at a specified price, within a specified time and are settled in cash. The Company generally enters into these option contracts in order to reduce its exposure to market risk on securities owned. Credit and market risk arises from the potential inability of the counterparties to perform under the terms of the contracts and from changes in the value of a stock market index. The Company believes it mitigates the market risk of its option positions used for trading

purposes because they are generally hedged transactions. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option.

The table below discloses the fair value at December 31, 2001 of these commitments.

	December 31, 2001	
	Long	Short
Equity and index options	$ 10,325	$ -
Financial futures contracts	476,780	507,656

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

6. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2001 were as follows:

Cost	
Leasehold improvements	$ 8,684,929
Computer equipment	5,129,103
Furniture and fixtures	1,853,614
Other	2,787,535
	18,455,181
Less, accumulated depreciation and amortization	(8,497,511)
	$ 9,957,670

7. Commitments and Contingencies

Operating leases

The Company is obligated under a noncancelable lease agreement for office space, expiring in December 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is subleasing a portion of its office space for approximately $797,000 per year with annual increases. The sublease expires on August 31, 2009.

The lease and sublease provide for minimum lease payments, net of lease abatement and exclusive of escalation charges, as follows:

2002	$5,674,285
2003	5,323,358
2004	5,367,484
2005	5,631,662
2006	5,521,931
Thereafter	40,101,812
	$ 67,620,534

Deferred rent credit of $7,188,689 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

At December 31, 2001, the Company has utilized a letter of credit in the amount of $2,500,000 which is collateralized by $1,049,644 of the Company's marketable securities and $1,560,843 of cash. The letter of credit is used as collateral for the lease for the Company's office space.

Litigation

The Company is a defendant in litigation and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. In the opinion of management, after consultation with counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position and results of operations.

8. Income Taxes

The Company files a consolidated federal income tax return with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS 109, Accounting for Income Taxes, which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2001, the Company had net deferred tax assets which are primarily due to timing differences, such as accruals which are not currently deductible, unrealized gains and loses on securities transactions, depreciation and amortization.

The Company has recorded a valuation allowance of $2,546,000 against the deferred tax asset.

9. Benefit Plans

The Company has a 401(k) retirement plan (the "Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum ($10,500 for 2001). The Plan also allows the Company to make matching and/or discretionary contributions.

10. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company's transactions are cleared by other brokers and dealers in securities pursuant to clearance agreements. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customerfail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The clearing operations for the Company's securities transactions are provided by several clearing brokers. At December 31, 2001, substantially all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

11. Subordinated Liabilities

The Company has a $2.5 million junior subordinated revolving credit agreement that extends through October 31, 2002 with its clearing broker under which outstanding borrowings incur interest at LIBOR plus 2%. As of December 31, 2001, $2.5 million was outstanding.

12. Related Parties

As of December 31, 2001, due from affiliates includes a receivable from LTS of $3,333,000 relating to federal tax refunds.

13. Employee Incentive Plan

The Company was a participant in the stock option plan sponsored by New Valley that provides for the granting of stock options in New Valley's common stock to certain directors, employees and consultants, at its discretion. On December 20, 2001, New Valley completed the distribution to its shareholders of all the shares of the LTS common stock that it held. As a result of the distribution, all options held by employees of the Company under New Valley's stock option plan will terminate on March 22, 2002. The Company is a participant in the Stock Option plan sponsored by LTS that provides for the granting of stock options in LTS's common stock to certain directors, employees and consultants, at its discretion.

SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), allows the fair value of stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards is not included in expense, SFAS 123 requires disclosure of net income, on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Option No. 25 ("APB 25"), *Accounting for Stock Issued to Employees,* pursuant to which no compensation cost has been recognized in connection with the issuance of stock options. Had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS No. 123, such election would not have had a material effect on net income.